02036402

0-13727

P.E 5-14-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

For May 14, 2002

Pan American Silver Corp.
1500 - 625 Howe Street
Vancouver, B.C.
V6C 2T6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F___ Form 40-F_X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

CRGH

Documents Included as Part of this Report

No.	Document
1.	Material Change Report under Section 85(1) of the *Securities Act* (British Columbia) dated May 14, 2002;
2.	Press release dated May 13, 2002.

Document 1

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (British Columbia)
And similar provisions of other applicable legislation

ITEM 1. REPORTING ISSUER

Pan American Silver Corp. (the "**Company**")
1500 – 625 Howe Street
Vancouver, BC V6E 2T6

ITEM 2. DATE OF MATERIAL CHANGE

May 13, 2002

ITEM 3. PRESS RELEASE

A press release was issued by the Company on May 13, 2002 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced its first quarter financial and operations results for the quarter ended March 31, 2002. All amounts are expressed in U.S. dollars. The Company reported a net loss for the first quarter of $1.3 million ($0.03 per share) compared to a net loss of $1.5 million ($0.04 per share) for the first quarter of 2001 and a net loss of $4.4 million ($0.12 per share) for the fourth quarter of 2001. The financial improvement is due primarily to outstanding performance of the Huaron mine during the quarter and to successful results of the Company's cost reduction program in 2001. The financial improvement occurred despite sustained low metal prices during the quarter. The zinc price accounts for approximately 30 percent of revenues, and although slightly higher than in the fourth quarter 2001, was 22 percent lower than in the first quarter of 2001. Even at current metal prices, the financial improvement is expected to continue through 2002.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

HIGHLIGHTS

- Increased revenue by 125 percent, despite much lower metal prices.

- Produced 2.1 million ounces of silver, a 133 percent increase from the first quarter 2001, due to startup of Huaron and La Colorada mines.

- Posted strongly improved operating results: cash flow from operations of $1.63 million and contribution from mining operations profit of $1.0 million.

- Strengthened balance sheet, increasing cash to $19.9 million at end of quarter.

- Awarded a mandate to International Finance Corporation to raise project debt for La Colorada mine expansion, Mexico.

- Acquired new growth opportunity in Argentina.

FINANCIAL (all amounts are expressed in US$)

The Company reported a net loss for the first quarter of $1.3 million ($0.03 per share) compared to a net loss of $1.5 million ($0.04 per share) for the first quarter of 2001 and a net loss of $4.4 million ($0.12 per share) for the fourth quarter of 2001. The financial improvement is due primarily to outstanding performance of the Huaron mine during the quarter and to successful results of the Company's cost reduction program in 2001. The financial improvement occurred despite sustained low metal prices during the quarter. The zinc price accounts for approximately 30 percent of revenues, and although slightly higher than in the fourth quarter 2001, was 22 percent lower than in the first quarter of 2001. Even at current metal prices, the financial improvement is expected to continue through 2002.

Consolidated revenue for the quarter was $10.2 million, which was 125 percent greater than revenue in the first quarter of 2001. The increased revenue to date in 2002 was due to higher metal sales volumes, but was offset by lower metal prices. Metals trading revenue of $0.3 million was also realized during the quarter.

Consolidated silver production for the first quarter totaled 2.07 million ounces, a 133 percent increase from the first quarter of 2001. Zinc metal production of 10,107 tonnes was 77 percent higher than in 2001, lead production of 5,441 tonnes was 145 percent higher and copper production of 669 tonnes was 119 percent higher. The increases in metal production are due to start up of production at the Company's Huaron and La Colorada mines in the second quarter of 2001.

Cost reduction and productivity improvement efforts undertaken at all of Pan American's operations during the second half of 2001 were responsible for significantly lower operating costs in 2002 compared to 2001. Cost savings were most notable at the Company's Quiruvilca operation where operating costs were reduced by 14 percent. At La Colorada, first quarter cost performance was disappointing due to poor equipment availability. During April, new mining equipment was purchased and other measures were taken to reduce unit costs to budget levels, which should improve La Colorada results in the second quarter. In addition to cost savings at operations, corporate, administrative and exploration costs also declined significantly during the quarter.

During the first quarter of 2002, operations contributed $1.63 million in operating cash flow. Working capital, including cash of $19.9 million, was $14.3 million at March 31, 2002, an increase of $14.7 million from December 31, 2001. The increase is primarily due to the Company's March 11, 2002 issuance of 3.45 million common shares at $4.80 per share, which realized net proceeds of $15.8 million. Net debt repayments during the quarter were $0.15 million. Capital spending totalled $2.6 million, which primarily consisted of 1.91 million for a 50 percent interest in the Manantial Espejo property in Argentina.

Pan American's consolidated total cash cost per ounce of silver produced, net of by-product credits, was $3.84 for the first quarter (2001-$3.66) and the total production cost per ounce was $4.63 (2001-$4.58). These are modestly higher than in 2001 as cost improvements were offset by much lower by-product metal revenues in 2002.

HUARON MINE, PERU

Huaron started commercial production in the second quarter of 2001, therefore no equivalent quarterly comparisons are possible. Huaron had its best quarter since its May 2001 startup, producing 1.15 million ounces of silver, at a total cash cost of $3.17 per ounce, and 5,121 tonnes of zinc from 149,100 tonnes of ore milled. Huaron is currently producing at a rate and cost that are better than budget. This improvement is due to cost efficiencies and to the discovery in late 2001 of a wide new zone of higher grade mineralization that is now contributing to ore production. This favorable performance is expected to continue throughout 2002.

QUIRUVILCA MINE, PERU

The Quiruvilca mill treated 135,148 tonnes during the quarter (2001 - 153,038 tonnes) and produced 728,619 ounces of silver and 4,888 tonnes of zinc (2001 - 886,183 ounces of silver and 5,659 tonnes of zinc). The total cash cost per ounce of silver produced was $4.44 for the first quarter (2001 - $3.66 per ounce). The reduced production and resultant higher operating cost are due to Pan American's mid-2001 decision to reduce Quiruvilca's production as a result of the record low silver and zinc prices. Despite the lower operating rates, the Quiruvilca operating cost per tonne milled declined by 14 percent year on year, due to the impact of cost savings measures introduced in the latter half of 2001.

LA COLORADA MINE, MEXICO

The small scale La Colorada operation processed 15,623 tonnes of ore and produced 190,575 ounces of silver during the quarter. Its financial performance for the quarter was affected by poor availability of some of the older leased mining equipment. New underground mining equipment has been purchased and will be placed into service during the second quarter. This equipment will also be used in the expanded La Colorada operation. Total cash costs at La Colorada of $5.64 per ounce of silver produced reflect the high fixed cost relative to the lower-than-budgeted production at the mine in the quarter. These costs are expected to decline during the second quarter.

In early April, Pan American engaged International Finance Corp. (IFC), the private sector lending arm of the World Bank, to arrange project debt financing for a portion of the capital needed to expand the La Colorada silver mine from its current 200 tonnes per day rate to a rate of 800 tonnes per day, which would result in annual silver production of 3.8 million ounces. Total capital costs for the expansion, including pre-production interest, financing fees and $2 million in contingencies are estimated at $19.1 million. Funds for the mine expansion will be derived from IFC's project debt and from the Company's working capital. In addition to the underground mining equipment already purchased, the Company purchased a 600 tonne per day oxide mill during the quarter and this is now being moved to site. When the financing arrangements are concluded and the Company makes a construction decision for the expansion, increased silver production from La Colorada could within 12 months. The estimated total cash cost of the expanded operation is expected to decline to less than $2.70 per ounce of silver produced.

SAN VICENTE PROJECT, BOLIVIA

Limited scale mining operations continued during the quarter at the San Vicente project, under the operatorship of EMUSA, a Bolivian mining company that is extracting ore from the mine under a lease agreement with Pan American. During the quarter, Pan American received payments amounting to $33,000 from EMUSA, which were used to offset the Company's care and maintenance cost of the project.

EXPLORATION

On March 27, Pan American acquired a 50 percent interest in the Manantial Espejo silver-gold property in southern Argentina for $1.91 million. The remaining 50 percent is owned by Silver Standard Resources Ltd. The property has had over $17 million spent in historic exploration and contains measured and indicated resources of 4.39 million tonnes grading 264 g/t silver and 4.51 g/t gold, and inferred resources of 1.59 million tonnes grading 259 g/t silver and 3.65 g/t gold (calculated by Pincock, Allen & Holt in early 2001). Manantial Espejo has excellent potential for exploration success and subsequent mine development.

In Peru, some of Pan American's Quiruvilca claims optioned to Barrick Gold Corp. in April 2000, are 3 to 4 km from a 3.5 million ounce gold discovery recently announced by Barrick on its Alto Chicama property. To date, Barrick has spent over $1 million exploring Pan American's ground and has paid Pan American $200,000 in cash. Barrick is funding more exploration in 2002 on its Pan American optioned ground. Pan American and New Oroperu Resources Inc., owners of the nearby 1.6 million ounce Tres Cruces gold project, are discussing ways to reactivate the gold project in light of today's higher gold price and Barrick's new discovery.

SILVER MARKETS

Silver prices in the quarter were volatile, reaching a high of $4.79 on January 8 and a low of $4.23 on January 30. Preliminary results for 2001 indicate that industrial silver demand was negatively affected by global economic weakness. A supply deficit of approximately 90 million ounces continued in 2001 but was mostly filled by large silver disposals from China's state inventories and excess Chinese mine production. In February, Ross Beaty led a delegation to China on behalf of The Silver Institute to discuss the Chinese silver demand and supply situation. The mission was very productive and concluded that there is great potential for China to dramatically increase its domestic silver demand and reduce its large silver exports, which should result in a higher silver price. An active campaign has been launched to effect this result.

Commenting on the first quarter 2002 results, Ross Beaty, Pan American's Chairman and Chief Executive Officer, said "I am pleased with our improved operating results so far in 2002, our improved balance sheet and our prospects for increased silver production at much lower cost per ounce. The silver market has a better tone today, and I am optimistic that prices will continue to strengthen in the balance of the year."

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. SENIOR OFFICERS

For Further information, please contact:

Name:	Gordon Jang
Office:	Controller and Corporate Secretary
Telephone:	(604) 684-1175

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 14th day of May, 2002.

Gordon Jang
Signature of a senior officer of the reporting issuer

Gordon Jang, Controller and Corporate Secretary

Document 2

May 13, 2002

PAN AMERICAN SILVER REPORTS FIRST QUARTER RESULTS

Pan American will host a conference call on Monday, May 13th at 11:00 a.m. Pacific time (2:00 p.m. Eastern time) to discuss the first quarter financial and operational results, give project updates, and answer questions. To participate in the call, dial 1-416-695-5801 five minutes before the start time. To listen to a playback of the call after it has ended, dial 1-416-695-5800 and enter the pass code 1156739. This option will be available for 2 weeks after the call. The conference call will also be broadcast live and archived for later playback on the Internet at **http://www.q1234.com**.

HIGHLIGHTS

- Increased revenue by 125 percent, despite much lower metal prices.
- Produced 2.1 million ounces of silver, a 133 percent increase from the first quarter 2001, due to startup of Huaron and La Colorada mines.
- Posted strongly improved operating results: cash flow from operations of $1.63 million and contribution from mining operations of $1.0 million.
- Strengthened balance sheet, increasing cash to $19.9 million at end of quarter.
- Awarded a mandate to International Finance Corporation to raise project debt for La Colorada mine expansion, Mexico.
- Acquired new growth opportunity in Argentina.

FINANCIAL (all amounts are expressed in US$)

Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) reported a net loss for the first quarter of $1.3 million ($0.03 per share) compared to a net loss of $1.5 million ($0.04 per share) for the first quarter of 2001 and a net loss of $4.4 million ($0.12 per share) for the fourth quarter of 2001. The financial improvement is due primarily to outstanding performance of the Huaron mine during the quarter and to successful results of the Company's cost reduction program in 2001. The financial improvement occurred despite sustained low metal prices during the quarter. The zinc price accounts for approximately 30 percent of revenues, and although slightly higher than in the fourth quarter 2001, was 22 percent lower than in the first quarter of 2001. Even at current metal prices, the financial improvement is expected to continue through 2002.

Consolidated revenue for the quarter was $10.2 million, which was 125 percent greater than revenue in the first quarter of 2001. The increased revenue to date in 2002 was due to higher metal sales volumes, but was offset by lower metal prices. Metals trading revenue of $0.3 million was also realized during the quarter.

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 . TEL 604.684.1175 FAX 604.684.0147
www.panamericansilver.com

Consolidated silver production for the first quarter totaled 2.07 million ounces, a 133 percent increase from the first quarter of 2001. Zinc metal production of 10,107 tonnes was 77 percent higher than in 2001, lead production of 5,441 tonnes was 145 percent higher and copper production of 669 tonnes was 119 percent higher. The increases in metal production are due to start up of production at the Company's Huaron and La Colorada mines in the second quarter of 2001.

Cost reduction and productivity improvement efforts undertaken at all of Pan American's operations during the second half of 2001 were responsible for significantly lower operating costs in 2002 compared to 2001. Cost savings were most notable at the Company's Quiruvilca operation where operating costs were reduced by 14 percent. At La Colorada, first quarter cost performance was disappointing due to poor equipment availability. During April, new mining equipment was purchased and other measures were taken to reduce unit costs to budget levels, which should improve La Colorada results in the second quarter. In addition to cost savings at operations, corporate, administrative and exploration costs also declined significantly during the quarter.

During the first quarter of 2002, operations contributed $1.63 million in operating cash flow. Working capital, including cash of $19.9 million, was $14.3 million at March 31, 2002, an increase of $14.7 million from December 31, 2001. The increase is primarily due to the Company's March 11, 2002 issuance of 3.45 million common shares at $4.80 per share, which realized net proceeds of $15.8 million. Net debt repayments during the quarter were $0.15 million. Capital spending totalled $2.6 million, which primarily consisted of $1.91 million for a 50 percent interest in the Manantial Espejo property in Argentina.

Pan American's consolidated total cash cost per ounce of silver produced, net of by-product credits, was $3.84 for the first quarter (2001-$3.66) and the total production cost per ounce was $4.63 (2001-$4.58). These are modestly higher than in 2001 as cost improvements were offset by much lower by-product metal revenues in 2002.

HUARON MINE, PERU

Huaron started commercial production in the second quarter of 2001, therefore no equivalent quarterly comparisons are possible. Huaron had its best quarter since its May 2001 startup, producing 1.15 million ounces of silver, at a total cash cost of $3.17 per ounce, and 5,121 tonnes of zinc from 149,100 tonnes of ore milled. Huaron is currently producing at a rate and cost that are better than budget. This improvement is due to cost efficiencies and to the discovery in late 2001 of a wide new zone of higher grade mineralization that is now contributing to ore production. This favorable performance is expected to continue throughout 2002.

QUIRUVILCA MINE, PERU

The Quiruvilca mill treated 135,148 tonnes during the quarter (2001 - 153,038 tonnes) and produced 728,619 ounces of silver and 4,888 tonnes of zinc (2001 - 886,183 ounces of silver and 5,659 tonnes of zinc). The total cash cost per ounce of silver produced was $4.44 for the first quarter (2001 - $3.66 per ounce). The reduced production and resultant higher operating cost are due to Pan American's mid-2001 decision to reduce Quiruvilca's production as a result of the record low silver and zinc prices. Despite the lower operating rates, the Quiruvilca operating cost per tonne milled declined by 14 percent year on year, due to the impact of cost savings measures introduced in the latter half of 2001.

LA COLORADA MINE, MEXICO

The small scale La Colorada operation processed 15,623 tonnes of ore and produced 190,575 ounces of silver during the quarter. Its financial performance for the quarter was affected by poor availability of some of the older leased mining equipment. New underground mining equipment has been purchased and will be placed into service during the second quarter. This equipment will also be used in the expanded La Colorada operation. Total cash costs at La Colorada of $5.64 per ounce of silver produced reflect the high fixed cost relative to the lower-than-budgeted production at the mine in the quarter. These costs are expected to decline during the second quarter.

In early April, Pan American engaged International Finance Corp. (IFC), the private sector lending arm of the World Bank, to arrange project debt financing for a portion of the capital needed to expand the La Colorada silver mine from its current 200 tonnes per day rate to a rate of 800 tonnes per day, which would result in annual silver production of 3.8 million ounces. Total capital costs for the expansion, including pre-production interest, financing fees and $2 million in contingencies are estimated at $19.1 million. Funds for the mine expansion will be derived from IFC's project debt and from the Company's working capital. In addition to the underground mining equipment already purchased, the Company purchased a 600 tonne per day oxide mill during the quarter and this is now being moved to site. When the financing arrangements are concluded and the Company makes a construction decision for the expansion, increased silver production from La Colorada could begin within 12 months. The estimated total cash cost of the expanded operation is expected to decline to less than $2.70 per ounce of silver produced.

SAN VICENTE PROJECT, BOLIVIA

Limited scale mining operations continued during the quarter at the San Vicente project, under the operatorship of EMUSA, a Bolivian mining company that is extracting ore from the mine under a lease agreement with Pan American. During the quarter, Pan American received payments amounting to $33,000 from EMUSA, which were used to offset the Company's care and maintenance cost of the project.

EXPLORATION

On March 27, Pan American acquired a 50 percent interest in the Manantial Espejo silver-gold property in southern Argentina for $1.91 million. The remaining 50 percent is owned by Silver Standard Resources Ltd. The property has had over $17 million spent in historic exploration and contains measured and indicated resources of 4.39 million tonnes grading 264 g/t silver and 4.51 g/t gold, and inferred resources of 1.59 million tonnes grading 259 g/t silver and 3.65 g/t gold (calculated by Pincock, Allen & Holt in early 2001). Manantial Espejo has excellent potential for exploration success and subsequent mine development.

In Peru, some of Pan American's Quiruvilca claims optioned to Barrick Gold Corp. in April 2000, are 3 to 4 km from a 3.5 million ounce gold discovery recently announced by Barrick on its Alto

Chicama property. To date, Barrick has spent over $1 million exploring Pan American's ground and has paid Pan American $200,000 in cash. Barrick is funding more exploration in 2002 on its Pan American optioned ground. Pan American and New Oroperu Resources Inc., owners of the nearby 1.6 million ounce Tres Cruces gold project, are discussing ways to reactivate the gold project in light of today's higher gold price and Barrick's new discovery.

SILVER MARKETS

Silver prices in the quarter were volatile, reaching a high of $4.79 on January 8 and a low of $ 4.23 on January 30. Preliminary results for 2001 indicate that industrial silver demand was negatively affected by global economic weakness. A supply deficit of approximately 90 million ounces continued in 2001 but was mostly filled by large silver disposals from China's state inventories and excess Chinese mine production. In February, Ross Beaty led a delegation to China on behalf of The Silver Institute to discuss the Chinese silver demand and supply situation. The mission was very productive and concluded that there is great potential for China to dramatically increase its domestic silver demand and reduce its large silver exports, which should result in a higher silver price. An active campaign has been launched to effect this result.

Commenting on the first quarter 2002 results, Ross Beaty, Pan American's Chairman and Chief Executive Officer, said "I am pleased with our improved operating results so far in 2002, our improved balance sheet and our prospects for increased silver production at much lower cost per ounce. The silver market has a better tone today, and I am optimistic that prices will continue to strengthen in the balance of the year."

Respectfully submitted,

(signed)
Ross J. Beaty
Chairman & C.E.O

(signed)
John Wright
President & C.O.O.

CAUTIONARY NOTE
Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.

Date: May 14, 2002

By: ______________________

Gordon Jang

Controller, and Corporate Secretary